Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
For the three and the six months ended June 30, 2012 and 2011.

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	(In thousands, except ratio computation)
Pretax loss from continuing operations before adjustment for noncontrolling interest	$1,752	$(1,733)	$3,850	$(2,152)

Add back:
Fixed charges	7,185	7,247	14,494	15,883
Distributed income of equity investees	1,649	1,113	2,622	2,192

Deduct:
Equity in earnings of equity investees	(580)	(672)	(1,076)	(1,633)
Capitalized interest	(280)	(101)	(513)	(203)
Earnings as Defined	$9,726	$5,854	$19,377	$14,087

Fixed Charges
Interest expense including amortization of deferred financing fees	$6,829	$7,064	$13,833	$15,518
Capitalized interest	280	101	513	203
Interest portion of rent expense	76	82	148	162
Fixed Charges	7,185	7,247	14,494	15,883
Preferred share dividends	1,813	1,619	3,625	1,619
Combined Fixed Charges and Preferred Dividends	$8,998	$8,866	$18,119	$17,502

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.08	(a)	1.07	(b)

(a)
Due to the pretax loss from continuing operations for the three months ended June 30, 2012, the ratio coverage was less than 1:1.  We would have needed to generate additional earnings of $3.0 million to achieve a coverage of 1:1 for the period.

(b)
Due to the pretax loss from continuing operations for the six months ended June 30, 2012, the ratio coverage was less than 1:1.  We would have needed to generate additional earnings of $3.4 million to achieve a coverage of 1:1 for the period.